VF 3-8-05

05036037

SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL RECEIVED PROCESSING FEB 25 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RODMAN & RENSHAW, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS G. PINOU (212) 356 - 0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS G. PINOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODMAN & RENSHAW, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AGNIESZKA CHROSTOWSKA
Notary Public, State of New York
No. 01CH6077943
Qualified in Queens County
Commission Expires July 22, 2006

Agnieszka Chrostowska
Notary Public

[Signature]
Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Rodman & Renshaw, LLC

We have audited the accompanying statement of financial condition of Rodman & Renshaw, LLC (the "Company") (a wholly owned subsidiary of Rodman & Renshaw Holding, LLC) as of December 31, 2004 and the related statements of income, changes in member's equity and cash flows for the nine-month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
January 28, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

RODMAN & RENSHAW, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 4,560,553	
Securities owned:		
Marketable, at market value	55,365	
Non-marketable, at fair value	615,675	
Private placement and other fees receivable	1,832,143	
Due from clearing broker	152,954	
Due from affiliates	1,090,906	
Prepaid expenses and other assets	58,509	
Deposit with clearing broker	100,000	
Property and equipment, net	151,398	
Security deposits	69,920	
TOTAL ASSETS		$ 8,687,423

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 5,850	
Accounts payable and accrued expenses	5,424,716	
Deferred taxes	8,589	
TOTAL LIABILITIES		$ 5,439,155
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,248,268
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 8,687,423

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Operations

Nature of Business

Rodman & Renshaw, LLC (the "Company" or "LLC") is a wholly owned subsidiary of Rodman & Renshaw Holding, LLC (the "Parent"). The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Company pays the clearing broker for clearing services in accordance with terms as specified in the clearing agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Securities Transactions and Revenue Recognition

Private placement fees arising from securities offerings in which the Company acts as an underwriter or agent, along with fees earned from providing financial advisory services are recognized at the time the transaction is consummated.

The Company recognizes advisory fee revenue ratably over the terms of the related contracts.

Marketable securities are valued at market value. Non-marketable securities are valued at fair value as determined by management.

Proprietary securities transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Property and Equipment

Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

NOTE 2 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company is part of a group of affiliated companies, which join in filing consolidated federal and combined state and local income tax returns. Pursuant to an informal tax allocation arrangement, the Company's federal and state income tax liability was determined on a separate company basis through December 31, 2004. The total calculated federal and state tax liability is payable to the Parent.

The member of the LLC is taxed on the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax. The New York City Unincorporated Business Tax is calculated as if the companies filed on a separate return basis.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for New York City purposes in the years in which the differences are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, to the extent that realization of such benefits is more likely than not.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele as well as private placement fees to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firm to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for

NOTE 2 - Summary of Significant Accounting Policies, continued

Concentrations of Risk, continued

losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risk, as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company has cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2004.

NOTE 3 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2004 consists of trading and investment securities at quoted market values, and are as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$55,365	$5,850

Non-marketable securities at December 31, 2004 are as follows:

Common Stock	$400,961
Warrants	214,714
	$615,675

NOTE 4 - Property and Equipment

Property and equipment is comprised of the following at December 31, 2004:

	Amount	Estimated Useful Lives
Computer and office equipment	$242,000	3 years
Furniture and fixtures	15,527	5 years
	257,527	
Less: accumulated depreciation	106,129	
Property and Equipment, Net	$151,398	

Depreciation expense for the nine-month period ended December 31, 2004 was $49,374.

NOTE 5 - Related Party Transactions

Due from Affiliates
The amount due from affiliates of $1,090,906 at December 31, 2004 represents monies paid by the Company on behalf of two entities that are part of the consolidated group. This amount is non-interest bearing with no specific repayment terms.

During the nine-month period ended December 31, 2004, the Company paid the Parent $724,421 for its portion of income taxes for the year ended March 31, 2004.

NOTE 6 - Commitments and Contingencies

Lease Commitments
The Company has two non-cancelable operating leases for office space, which expire in March 2005 and October 2005, respectively, and subleases space on a month-to-month basis. Rent expense, net of sublease income of $54,000, was $334,483 for the nine-month period ended December 31, 2004.

NOTE 7 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the" Plan"). The Plan covers all eligible employees of the Company. Those eligible employees may contribute from 1% of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company may make matching contributions based upon the discretion of management. There were no employer contributions for the nine-month period ended December 31, 2004.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital amounted to $1,244,756, which was $994,756 in excess of its required net capital of $250,000. The Company's net capital ratio was 4.37 to 1 at December 31, 2004.

NOTE 9 - Income Taxes

The provision for income taxes for the nine-month period ended December 31, 2004 consists of the following:

Current	$ 9,974
Deferred	8,589
Total	$18,563

The deferred tax liability of $8,589 at December 31, 2004, represents the difference between the book and tax basis of the warrants.